United States securities and exchange commission logo





                         February 16, 2023

       Hans Thomas
       Chief Executive Officer
       10X Capital Venture Acquisition Corp. II
       1 World Trade Center, 85th Floor
       New York, NY 10007

                                                        Re: 10X Capital Venture
Acquisition Corp. II
                                                            Registration
Statement on Form S-4
                                                            Filed January 20,
2023
                                                            File No. 333-269342

       Dear Hans Thomas:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed January 20, 2023

       Cover Page

   1. We note your risk factor disclosure on page 63 that Global Commodities & Investments
                                                        Ltd. currently controls
approximately 84.16% of the voting power of AFRAG   s capital
                                                        stock and will control
approximately 56.95% of the combined voting power of AFRAG
                                                        PubCo Common Stock
following the consummation of the Business Combination. Please disclose on your cover
page that following the business combination you will be a
                                                        "controlled company"
within the meaning of NASDAQ rules and the controlling
                                                        shareholders'
anticipated total voting power.
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany16,
February   Name10X
             2023   Capital Venture Acquisition Corp. II
February
Page 2 16, 2023 Page 2
FirstName LastName
Questions and Answers for Shareholders of 10X II, page ix

2. Given that the Nasdaq listing condition is waivable, please revise your questions and answers section, consistent with your risk factor disclosure on page 66, to prominently disclose that shareholders will not have certainty at the time that they vote regarding whether the AFRAG PubCo Common Stock and warrants will be listed on a national securities exchange following the business combination.
Q. Did the 10X II Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with..., page xii

3. We note your disclosure that Canaccord Genuity's Opinion to the 10X II Board stated in part that the Business Combination is fair, from a financial point of view, to 10X II. Please include cautionary language noting, if true, that the fairness opinion addresses the fairness to all shareholders of 10X II as a group as opposed to only those shareholders of 10X
         II unaffiliated with the sponsor or its affiliates.
Q. What equity stake will current 10X II shareholders and current equity holders of AFRAG hold in AFRAG PubCo immediately..., page xiii

4. We note your disclosure here notes that the table below on page xiii assumes "that all the
         AFRAG PubCo warrants to purchase AFRAG PubCo Common Stock that will be outstanding immediately following Closing have been exercised for cash." However, we
         note that your table does not appear to include all of the AFRAG PubC warrants. For example only, your table depicts that Cantor will hold 200,000 shares while your disclosure elsewhere appears to indicate that Cantor owns 200,000 private placement units and that each private placement unit consists of one private placement share and one-
         third of one private placement warrant. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
5. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Q. What are the U.S. federal income tax consequences of the Domestication?, page xviii

6. We note that the Domestication is intended to qualify as an F Reorganization. Please provide a tax opinion covering the material federal tax consequences of the transaction to investors and revise your disclosure accordingly. Please refer to Item 601(b)(8) of
         Regulation S-K and Items 4(a)(6) and 21(a) of Form S-4. For guidance in preparing
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany16,
February   Name10X
             2023   Capital Venture Acquisition Corp. II
February
Page 3 16, 2023 Page 3
FirstName LastName
         the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No.
         19.
Forward Purchase Agreement, page 9

7. We note that 10X II has entered into a forward purchase agreement with Vellar for
         Vellar to purchase 10X II   s Class A ordinary shares on the open
market to reduce
         redemption rates. Please provide your analysis demonstrating how this agreement complies with Rule 14e-5.
8. We note your disclosure on page 62 that "200,000 shares are issued to Vellar as the share consideration under the Forward Purchase Agreement." However, on page 165 you disclose that "Vellar is to receive a $2.0 million fee payable in shares. To realize this,
         Vellar will purchase the shares in the open market." Furthermore, it appears that your
         Forward Purchase Agreement filed as Exhibit 10.4 defines Share Consideration as "an amount equal to the product of (x) such number that is the greater of
(a) 5% of the
         Maximum Number of Shares and (b) 200,000 (provided that if Counterparty has requested and the Seller has paid the Prepayment Shortfall such number will be increased to the greater of (a) 10% of the Maximum Number of Shares and (b) 400,000) and (y) the Initial
         Price." Please correct for this apparent inconsistency or otherwise advise. In addition, please amend your disclosure here and in the "Questions and Answers" section to discuss all the material terms of the Forward Purchase Agreement, including any fees or other consideration payable to Vellar. Your disclosure should prominently highlight the material terms of the agreement as well as highlight the risks consistent with your risk factor disclosure on pages 47 and 48.
Interests of 10X II's Directors and Executive Officers in the Business Combination, page 13

9. Please disclose the out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. We note your statements that "[y]our Sponsor, executive officers and directors, or any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on [y]our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations" and that "[a]fter the completion of the Business Combination, directors or members of [y]our management team who remain with [you] may be paid consulting or management fees from AFRAG PubCo." We also note the $20,000 monthly payments owed to the Sponsor pursuant to the administrative support agreement. Please also include those expenses in the quantified, aggregate dollar amount that the sponsor and its affiliates have at risk if the business combination is not completed or advise. Sources & Uses of Funds for the Business Combination, page 17

10. Please explain how the cash transferred to "Forward Purchase Agreement Escrow" is reflected in your pro forma balance sheet on page 159. Explain the offset to the related cash pro forma adjustments. Specifically clarify how the Escrow is reflected on your pro
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany16,
February   Name10X
             2023   Capital Venture Acquisition Corp. II
February
Page 4 16, 2023 Page 4
FirstName LastName
         forma balance sheet. In addition, see our comments below on negative cash and address the appropriateness of your presentation herein under the maximum redemption scenario.
Risk Factors - AFRAG, page 30

11.      Please provide a risk factor that addresses the error identified in
AFRAG   s historical
         restated financial statements. Discuss the future obligations to provide an assessment of
         AFRAG   s disclosure controls and procedures and internal control over financial reporting
         pursuant to Items 307 and 308 of Regulation S-X. Ensure you discuss the fact that
         AFRAG   s disclosure controls and procedures and internal control over financial reporting
         may not be effective, and the implication of this assessment. Background to the Business Combination, page 103

12. Please revise the Background section so that it is clear where each party stood with respect to material transaction terms during the course of the negotiations. For instance, when discussing meetings between the parties or their advisers, identify the party that proposed a material transaction term and indicate whether the other party agreed and/or proffered a counter proposal. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved.
13. When you refer to representatives of AFRAG or 10X II or the 10X II Board, identify any executive officers or Board members that were present or are referenced, or confirm that you mean all members of the board or executive officers, as applicable. In addition, please revise to clearly identify each of the other parties who you describe in this section. For example only, we note references to "advisors" and "representatives" throughout this section. Please provide clear descriptions of each parties' roles, and describe how each party utilized the assistance of the advisors or representatives in their evaluation of the transaction on the whole or any of its constituent parts.
14. We note that 10X II had executed a business combination agreement after evaluating and selecting PrimeBlock from over twenty potential targets, and that the agreement was later terminated by mutual agreement. Please expand your disclosure regarding the other potential target companies, including:
             Whether you engaged in any discussions with the other potential target companies;
             The extent of due diligence or substantive negotiations with the other potential targets; and
             The size and material attributes of the potential targets.
         Your disclosure in this section should provide shareholders with an understanding of why other target companies were not ultimately chosen as business combination partners.
15. Please include a more detailed discussion of your proposed business combination with
         PrimeBlock, including when discussions to enter a business combination were initiated, the material terms negotiated by 10X II and PrimeBlock, the circumstances surrounding the termination of the business combination agreement, the Boards reasons for
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany16,
February   Name10X
             2023   Capital Venture Acquisition Corp. II
February
Page 5 16, 2023 Page 5
FirstName LastName

         terminating the agreement, and whether 10X II was subject to any fees or penalties as a result of the termination.
16. We note your disclosure that 10X II prepared a presentation with a proposal for
         consideration by AFRAG   s board of directors, detailing the proposed
terms of a business
         combination between the parties, which contemplated a valuation of $450 million in total consideration (with part of such consideration subject to an earnout). In addition we note that before executing the LOI, employees of 10X II and Alan Kessler of AFRAG exchanged emails and phone calls regarding deal terms, including the valuation methodology. Please update your disclosure to describe how the parties arrived at the agreed upon valuation and disclose any material negotiations or discussions surrounding the determination to not have an earnout.
17.      We note that "[p]rior to the termination of 10X II   s business
combination agreement with
         PrimeBlock, representatives of 10X Capital had various discussions with AFRAG in 10X
         Capital   s capacity as an institutional investor." Please expand your timeline to
         substantially elaborate on these discussions, including whether or not valuation in
         AFRAG's planned IPO or alternative financings were discussed.
18. We note that the Company participated in various discussions and negotiations that resulted in the Standby Equity Purchase Agreements with Yorkville and Cohen
         & Company. Please disclose whether the investors have a relationship to the SPAC, the
         Sponsor, or their affiliates. Please also disclose the material terms that were negotiated during these discussions and how they were ultimately determined.
19. We note that 10X II and AFRAG engaged in several discussions regarding a valuation methodology based on projected revenue, AFRAG's financial model and the assumptions supporting the model. Please provide a more detailed description of these terms and the discussions, including when 10X II and 10X Capital received the projections from
         AFRAG, the positions taken by each party and negotiations related to these terms, and whether the projections or the valuations they supported were presented to Yorkville and
         Cohen & Company in connection with their financing agreements.
20. Please revise the Background section to clarify the due diligence that 10X II conducted. In this regard, we note numerous general references to "due diligence" and "extensive research" but it is unclear (i) what aspects of AFRAG's business and/or issues were the most significant from 10X II's perspective and (ii) what 10X II's research findings revealed.
Negotiations with AFRAG, page 104

21.      We note your disclosure that AFRAG and 10X II    discussed in detail
the financial model
         and assumptions supporting it as part of 10X II   s financial due
diligence of AFRAG.
         Please clarify whether the    financial model    used in 10X II   s
financial due diligence was
         provided to the 10X II Board. In addition, please clarify whether these were the same set
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany16,
February   Name10X
             2023   Capital Venture Acquisition Corp. II
February
Page 6 16, 2023 Page 6
FirstName LastName
         of financial projections provided to Cancaccord Genuity. To the extent the projections were provided to the 10X II Board and that these were different sets of projections, please include such analyses in your filing and explain the material differences with the financial projections currently provided in your registration statement.
Opinion of Financial Advisor to 10X II, page 109

22. We note that Cancaccord Genuity reviewed the historical income statement of AFRAG for the year ended December 31, 2021. We further note that AFRAG restated its financial statements for the fiscal year ended December 31, 2021. Please clarify whether or not
         Cancaccord Genuity reviewed the restated financials or otherwise advise.
The 10X II Board's Reasons for the Business Combination, page 109

23. We note your disclosure on page 181 of the fiduciary and contractual obligations that some of your officers and directors owe to other entities. With a view towards disclosure, please tell us how the board considered those conflicts in negotiating and recommending the business combination.
24. We note that the 10X II Board considered several potentially negative factors related to
         AFRAG, including "status as an early stage company without significant revenues, the competitive landscape, nonperformance by contract counterparties,
including AFRAG   s
         counterparties under its water and land use arrangements, the evolutionary nature of
         AFRAG   s business model, and the execution risk that could create difficulties for AFRAG
         in effectively managing its initial buildout phase and, subsequently, managing its growth and expanding its operations." Please specifically address each of these risks and uncertainties and how the Board considered them when evaluating whether to approve the
         Business Combination.
Summary of Financial Analyses, page 112

25. We note the financial analyses summarized regarding public trading multiples and transaction multiples. Please clarify the criteria the advisor used to select comparable companies or transactions. Please disclose if the advisor excluded any companies or transactions that met the selection criteria from the analyses and, if applicable, why those companies or transactions were excluded.
Certain AFRAG Projected Financial Information, page 116

26. We note that AFRAG only recognized $330,000 in revenues for the nine months ended
         September 30, 2022 but the projections provided to the 10X II Board projected $2.1 million in revenue for 2022. Please explain whether or not the projections still reflect
         management   s views on future performance and, if available, disclose
whether or not the
         $2.1 million in revenue for 2022 is still achievable or otherwise advise. Refer generally to
         Item 10(b)(3)(iii) of Regulation S-K. In addition, if applicable, specifically address how a
            miss    on year one of projections impacted the Board and
Management   s consideration of
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany16,
February   Name10X
             2023   Capital Venture Acquisition Corp. II
February
Page 7 16, 2023 Page 7
FirstName LastName
         whether or not the 2023 and beyond projected revenues are reasonable.
27. We note your bulleted disclosure on the bottom of page 117 and the top of page 118
         discussing the various assumptions that AFRAG   s management believed
to be material
         when providing its forecasted financial information. Please revise to further quantify each material assumption that formed the basis for your projections. Your disclosure of these assumptions should provide investors will material information necessary to demonstrate
         how AFRAG   s management ultimately arrived at the revenue, expenses,
depreciation and
         amortization, EBITDA and unlevered free cash flow. For example only:
             With reference to the fact that AFRAG   s operations are currently
limited to their pilot
             program, disclose whether the Board and Management considered these projections
             reasonable. Address how the Board and Management considered the risks set forth in
             the first risk factor on page 31;
             We note your disclosure elsewhere regarding the yield on your alfalfa crop in your
             pilot study and your disclosure on page 225 that    [y]our initial
expectations are that
             [you] will yield approximately 25 tons of alfalfa per hectare per
year.    Please
             disclose the material assumptions or estimates you made regarding your crop yield
             and tons of alfalfa produced for each of the years presented in your projections or
             otherwise advise;
             Disclose whether the projected revenues include revenues from your
Fishery
             Business, Carbon Credit Business or other aspirational business, such as the Biofuels
             Market. If so, please discuss these revenues and plans separately from your farming
             operations, including any underlying assumptions, barriers to entry, capital
             requirements, and any risks or uncertainties related to these business arms;
             We note you currently operate the LFT farm in northern Senegal.
Please clarify the
             specific    other countries    your projections assume you are
able to enter into as well
             as your estimated timing for entering each market. If applicable, identify the market
             and geographical regions for the revenue projections and the specific market growth
             rates and projected market rate penetrations to help provide additional insight into the
             range in these rates underlying the revenue projections. Explain how the market rate
             growth and market rate penetrations were determined. To the extent known, disclose
             and discuss projected revenues underlying AFRAG   s current
growing footprint
             separate from their projections under the extension of the alfalfa growing footprint
             beyond Senegal into other countries;
             Disclose material assumptions related to how AFRAG intends to execute its plans to
             expand its growing footprint, including any regulatory barriers to acquisitions and
             land development. Address the fact that the projections were prepared and the
             fairness opinion was provided before the Extension meeting on
November 9, 2022,
             after which material redemptions were made. With reference to these redemptions
             and the pro forma scenarios that assume additional redemptions, address the
             constraints on AFRAG   s liquidity and ability to finance future
growth;
             Disclose how you calculated unlevered free cash flows and identify the material
             assumptions underlying this measure;
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany16,
February   Name10X
             2023   Capital Venture Acquisition Corp. II
February
Page 8 16, 2023 Page 8
FirstName LastName
                Please address the reasonableness of providing projections for a six year period given the limited operations of AFRAG; and
                Please provide the assumptions underlying your operating costs. We note you simply identify the types of costs underlying this estimate.
Unaudited Pro Forma Condensed Combined Financial Information, page 156

28.      Please move your sections, "General Description of the Business
Combination
         Agreement", "Merger Consideration", "Non-Redemption Agreement", "The Standby
         Equity Purchase Agreement" and "The Forward Purchase Agreement" from
Note 1 --
         Basis of Presentation on pages 163 and 164 to the headnote to the pro forma financial statements. In this regard, we note these agreements are integral to your pro forma financial statement presentation.
29. Please expand your disclosures to include a clear and concise understanding of the obligations of each entity under the Forward Purchase Agreement and Standby Equity
         Purchase Agreement. Address 10X II's potential financing costs associated with each agreement. Ensure you also disclose why the Company needed to enter both of these agreements and any interplay between the two agreements.
30. We note that conditions to the Business Combination include: (i) 10X II must have at least
         $5,000,001 of net tangible assets upon Closing and (ii) aggregate cash and cash commitments (including commitments under the Standby Equity Purchase Agreement) of at least $10.0 million. Please expand your presentation and disclosures to explain how you intend to address these required conditions. Explain how you meet the minimum cash condition for Scenarios 2 and 3 given that your pro forma balance sheet under these scenarios reflects $1,174,539 and $0 cash, respectively. Address whether you need to reflect the issuance of shares and proceeds received under the Standby Equity Agreement or simply have access to this potential source of funding. Also, disclose the net tangible assets under each scenario, with disclosure of how you calculated such amounts.
31. Please address the need to reflect the pro forma impact associated with the Non-
         Redemption Agreement. In this regard, address the need to recognize an expense for the fair value of the 794,088 Class B ordinary shares the Sponsor agreed to transfer to each
         Anchor Investor. Refer to SAB Topic 5T.
32.      We note that in your tabular presentation at the top of page 158 your
Maximum
         Redemption Column assumes 4,000,000 public shares are redeemed (representing 86.2%
         of the issued and outstanding public shares, after giving effect to the Extension
         Redemption). Please explain herein as well as the headnote to the pro formas why you do not reflect a scenario which represents 100% redemption of the outstanding public shares.
33. We note your presentation of potential sources of dilution below the ownership table and the related footnotes (4) and (5). In light of fact that the current trading price of 10X II common stock is below the exercise price of the warrants, please address the appropriateness of your footnote disclosure which assumes the exercise of the public and
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany16,
February   Name10X
             2023   Capital Venture Acquisition Corp. II
February
Page 9 16, 2023 Page 9
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         private warrants and resulting inflow of cash. Please consider simply disclosing and
         discussing these warrants in the context of your pro forma earnings per share.
34. With reference to Note (6) to your tabular presentation on page 158, please disclose (i)
          the dated the RSU awards were issued, (ii) quantity the number of RSU awarded,and
         (iii) disclose the fair value of these issuances. Please include the compensation expense related to these RSU awards in your pro forma statements of operations. Refer to Rule
         Rule 11-02(a)(6)(i)(B) of Regulation S-X.
Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022, page 159

35. For clarity, please use parentheses for all adjustments that reduce your liabilities and stockholders equity line items.
36. We note that you have included Adjustment 1, which reflects the 74.35% redemption of the public shares by shareholders of 10X II following the Extension Meeting, with the other adjustments associated with Scenarios 1, 2 and 3. We have the following comments regarding this presentation:
             Disclose the Extension Meeting and its impact on 10X II   s
balance sheet in the
              headnote to the pro forma financial statements and clarify the basis for the 74.35%
              redemption assumption;
             In order to allow shareholders to more clearly evaluate the financial condition of 10X
              II prior to the Business Combination and other transactions reflected under each scenario, please present a separate column to reflect Adjustment
(1) and provide a
              subtotal for 10X II prior to adjustments related to the additional scenarios;
             Disclose the per share redemption price in Adjustment (1) on page 166; and
             Revise the scenario headings to read Assuming No Additional Redemptions into
              Cash, Assuming 50% Additional Redemptions into Cash and Assuming Maximum
              Additional Redemptions into Cash. Ensure you revise these columnar headings throughout your filing.
Warrants, page 163

37. Please explain why you are disclosing and discussing the public and private warrants herein. These are outstanding equity securities of 10X II as of September 30,
         2022 and based on the assumptions in the pro forma financial statements, are outstanding in the pro forma balance sheet presented on page 159. It does not appear appropriate to discuss any potential proceeds from the exercise of these warrants in the context of the pro forma financial information. Please revise to remove or advise.
The Non-Redemption Agreement, page 164

38. We note that you have entered into an agreement in which certain anchor investors (the
         "Anchor Investors") will not redeem its securities in exchange for a certain amount of the
         Sponsor's Class B ordinary shares following the closing of the business combination. In particular, we note your disclosure indicates that the agreement allows for the purchase of
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany16,
February   Name10X
             2023   Capital Venture Acquisition Corp. II
February
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         additional 10X II securities by the Anchor Investors outside the redemption offer in
         exchange for consideration paid by the Sponsor. Please provide us with your analysis as to how this agreement complies with Rule 14e-5.
Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet
Note 4, page 166

39. Please expand your disclosures to identify the nature of the transaction costs incurred and the related entity reporting these costs. Separately identify and quantify those costs that are specific incremental costs to the transaction and explain why those costs are reflected as an offset to equity rather than within the pro forma statement of operations. In this regard, we note only AFRAG's specific incremental costs that result from the transaction may be reflected in equity. Other costs incurred by AFRAG and all transaction costs incurred by 10X II, as the accounting acquiree, must be reflected in your pro forma statement of operations. Also, address whether under any of the scenarios presented, the cash remaining from the trust fund is less than AFRAG's incremental transaction costs. If so, please address the need to expense the costs in excess of the remaining trust cash.
Note 3, page 166

40. With reference to the material terms of the Forward Purchase Agreement, please address the following:
             Expand your columnar presentations for each redemption scenario in which the
              Forward Purchase Agreement is utilized to give effect to the full range of possible results. For example, a range of results would include whether or not Vellar purchases 10X II shares in the open market. Another possible range of results would be whether or not Vellar sells the acquired shares prior to close and/or prior to maturity. Refer to Article 11-02(a)(10) of Regulation S-K for guidance; and
             For the scenarios presented in which Vellar does not sell the shares prior to closing and/or prior to maturity, explain why you have not also recognized a liability for the repurchase of the shares at the redemption price in addition to the $2.50 per share required for those shares not sold prior to maturity. In this regard, we note your disclosure elsewhere that immediately following the Closing, if any shares are purchased pursuant to the Forward Purchase Agreement, 10X II will need to prepay
              Vellar an amount equal to the number of shares to be purchased by Vellar times the
              redemption price, and, as a result, 10X II   s cash reserves
would be reduced
              significantly. In plain English, address how you determine the redemption amount given the stated terms that "10X II will pay to Seller, out of funds held in its account,
              an amount (the    Prepayment Amount   ) equal to (x) the
pre-share redemption price
              (the    Initial Price   ) multiplied by (y) the number of
Recycled Shares on the date of
              such prepayment. At the option of 10X II, up to 10% of such Prepayment Amount may be paid to 10X II and netted from the Prepayment Amount (the Prepayment
              Shortfall   )."
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany16,
February   Name10X
             2023   Capital Venture Acquisition Corp. II
February
Page 11 16, 2023 Page 11
FirstName LastName
Note 5 , page 166

41. For your maximum redemption scenario, please explain your basis for recording the
         $6,464,054 adjustment to additional paid-in capital.
Note 7, page 166

42. Please revise to present the $13.7 million award for services to Global Commodities
         & Investment Ltd. as an adjustment to your Pro Forma Combined Statement of Operations for the year ended December 31, 2021. Refer to Rule 11-02(6)(i)(B) of Regulation S-X.
Note 14, page 167

43. Please explain your basis for reclassifying $15 million of "negative cash" to accounts payable. Specifically address the need to have financing in place in order to cover the negative cash and ensure you have $10 million cash and cash commitments to meet the minimum cash condition set forth in the AA Merger Agreement. If you do not have financing in place, explain how you concluded that the maximum redemption scenario is a possible outcome.
Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations , page
168

44. With regard to adjustments (cc), (dd) and (ee), please provide a tabular presentation for each of the issuances and redemptions referenced to arrive at the pro forma weighted average shares outstanding. For instance, explain how you determined the 180.7 million post-split shares of AFRAG and clarify whether those shares were exchanged for the
         45,000,000 AFRAG PubCo Common Stock referenced in the Merger
Transaction.
         Similarly, explain the exchanges related to the various other issuances disclosed in these adjustments.
45. Disclose in tabular form the nature and number of securities that that could potentially dilute basic EPS in the future but that were not included in the computation of pro forma diluted earnings per share for the periods presented because they were anti-dilutive.
          Ensure you include the shares that could be issued under the warrants, SEPA, and 2023
         Plan. Refer to ASC 260-10-50-1(c).
The Forward Purchase Agreement, page 188

46.      We note your reference to a "Maturity Date (as defined in the Forward
Purchase
         Agreement)" which may be "may be accelerated upon occurrences described in the
         Forward Purchase Agreement." Please update your disclosure to clarify when you may be required to pay Vellar pursuant to this agreement.
47.      We note your Forward Purchase Agreement with Vellar (the "Forward
Purchase
         Agreement) filed as Exhibit 10.4 includes material terms that do not appear to be disclosed in your registration statement when you describe the Forward Purchase
 Hans Thomas
10X Capital Venture Acquisition Corp. II
February 16, 2023
Page 12
         Agreement. For example only, we note the following:
             Dilutive Offering Reset provision;
             Penalty Share provision, whereby Vellar may receive such number of Shares equal to
             225% of the Maturity Shares (the "Penalty Shares") if certain conditions are to occur;
             Vellar may be reimbursed for legal fees in an amount not to exceed $0.05 per share;
             Break-up Fee provision, whereby Vellar may receive a $500,000 break-up fee; and
             Vellar may from time to time and on any date following the Business
             Combination, terminate the Transaction;
         Please update your disclosure to describe these material terms or otherwise advise.
Information about AFRAG
Company Overview, page 193

48. Please revise the description of your business throughout your registration statement so that the nature and extent of your current operations are clear and are distinguished from your proposed or aspirational business plans. For example only, revise your disclosure upfront to clearly state the current status of your alfalfa farming operations.
49. Please balance your overview by including disclosure regarding your limited operating history, history of losses, and the auditor's explanatory paragraph regarding your ability to continue as a going concern.
50. We note your disclosure that "[w]ithin thirty (30) days of the execution of the Merger
         Agreement, AFRAG will deliver to 10X II the duly executed Offtake Agreement." Given that the Merger Agreement was executed on November 2, 2022 please updated your disclosure to discuss whether or not the Offtake Agreement was executed or otherwise advise. In addition, to the extent such agreement was executed please disclose the material terms of the agreement and file the agreement as an exhibit pursuant to Item 601(b)(10) of
         Regulation S-K or tell us why you do not believe you are required to file it.
Relative Logistics, page 201

51. We note your disclosure that you believe that the 25 year Power Purchase Agreement will be executed "prior to the commissioning of the project." To the extent that you are able, please provide a timing update for the execution of the 25 year Power Purchase
         Agreement or otherwise advise.
Significant scale of Existing Farm, page 217

52. We note your disclosure here that you have "Significant scale of Existing Farm" and "[b]y virtue of the large-scale nature of [AFRAG's] operations, AFRAG believes its cost structure to be cost advantageous as opposed to smaller scale operators." Please revise to
FirstName LastNameHans Thomas
       disclose the basis for these statements or remove these statements. We note your
Comapany    Name10X
       disclosure       Capitalincluding
                   elsewhere,   Venture Acquisition
                                         on page 219,Corp. II to indicate that
your current farm
                                                      appears
       operations
February  16, 2023are  limited
                    Page  12 to a "305-hectare pilot."
FirstName LastName
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany16,
February   Name10X
             2023   Capital Venture Acquisition Corp. II
February
Page 13 16, 2023 Page 13
FirstName LastName
AFRAG Liquidity and Capital Resources, page 234

53. We note that you believe the capital raised in connection with the Business Combination with 10X II, together with funds from operations will enable the expansion of planting and harvesting of up to 10,000 hectares with an anticipated turn of the crop 10 times annually.
          With reference to the three scenarios presented in your pro forma balance sheet and the resulting pro forma cash balances, please expand this disclosure to explain how you will reasonably be able support this expansion and address the potential impact of not being able to develop your farm as quickly as your business plan anticipates. Ensure you address that you have yet to generate cash flows from operations. AFRAG Executive Officer and Director Compensation, page 246

54. Please update your executive compensation disclosure as of the fiscal year ended
         December 31, 2022.
Certain Relationships and Related Person Transactions - AFRAG, page 254

55. We note your disclosure on page 166 that there was a $13.7 million award for services to
         Global Commodities & Investment Ltd. Please update your disclosure to discuss the material terms of the service award or otherwise advise.
African Agriculture Unaudited Consolidated Financial Statements as of September 30, 2022
Note 13 - Subsequent Events, page F-57

56. You disclose that in advance of the Company entering into the Business Combination
         Agreement, the Company effected a 3,614.8601-for-1 stock split. Please disclose the date the split was effected and revise your financial statements to retroactively present the stock split consistent with the guidance in ASC 260-10-55-12 and ASC 505-10-S99-
         4 (SAB Topic 4C) and have your auditors dual date their report for the impact of the stock split. If the stock split has not yet been effected, please clarify.
57.      Please disclose the dates of the corporate actions taken and the following:
             The number of shares issued to the majority shareholder in consideration for services provided to the Company, the nature of the services provided,
(iii) the deemed fair
             value per share and (iv) total expense recognized;
             The terms of the 2,777,076 restricted stock units granted to numerous individuals, (ii)
             the basis for issuing those units, (iii) the deemed fair value per unit and (iv) total expense recognized; and
             The terms of the 2,700,000 restricted stock units granted to African Discovery Group,
             (ii) the basis for issuing those units, (iii) the deemed fair value per unit and (iv) total expense recognized; and
             If the dates of these transactions are after December 31, 2022, please address the need to disclose the impact of these transactions in your pro forma statement of operations presented elsewhere in the filing.
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany16,
February   Name10X
             2023   Capital Venture Acquisition Corp. II
February
Page 14 16, 2023 Page 14
FirstName LastName

         In light of the Business Combination with 10X II and the assumed $450M valuation of
         AFRAG, if the deemed fair value of the above referenced shares and stock units is not equivalent to the $10 per share fair value of New AFRAG shares, please provide support for you determination.
General

58. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
59. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeanne Baker at 202-551-3691 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Jason Drory at 202-551-8342 with any other questions.



                                                               Sincerely,
 Hans Thomas
10X Capital Venture Acquisition Corp. II
February 16, 2023
Page 15


FirstName LastNameHans Thomas                         Division of Corporation
Finance
                                                      Office of Industrial
Applications and
Comapany Name10X Capital Venture Acquisition Corp. II
                                                      Services
February 16, 2023 Page 15
cc:       David Stewart, Esq.
FirstName LastName